UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Micromet, Inc.

(Name of Issuer)

Common Stock, $0.00004 par value

(Title of Class of Securities)

13738Y107

(CUSIP Number)

Sharon Rose Alvarez-Masterton

                c/o 13-15 Victoria Road, St Peter Port, Guernsey GY1 3ZD, Channel Islands, UK

                +44 (0)1481 713843

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 13738Y107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sharon Rose Alvarez-Masterton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 5,710,252 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 5,710,252 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,710,252 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.74%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 13738Y107
Item 1.	Security and Issuer

This statement relates to the Common Stock, $.00004 par value (“Common Stock”) of Micromet, Inc. (the “Issuer”) having its principal executive office at 6707 Democracy Blvd. Suite 505, Bethesda, Maryland 20817.

Item 2.	Identity and Background

This statement is being filed by Sharon Rose Alvarez-Masterton (“Alvarez-Masterton”) (“Reporting Person”).  The reported securities are owned directly by Omega Fund I, L.P. (“Omega I”) and Omega Fund III, L.P. (“Omega III”) (which may be collectively referred to herein as the “Funds”) as set forth below.  Alvarez-Masterton is a director of each of (i) Omega Fund GP, Ltd. (“Omega GPLtd”), which is the general partner of Omega I, (ii) Omega Fund III G.P., Ltd. (“Omega III GPLtd”), which is the general partner of Omega Fund III GP, L.P. (“Omega III GPLP”), the general partner of Omega III, (iii) Omega Fund Management Limited (“Omega Management”), which is the sole shareholder of Omega GPLtd and Omega III GPLtd and (iv) Sigma Holding Limited (“Sigma”), which is the sole shareholder of Omega Management.  Alvarez-Masterton disclaims beneficial ownership of the reported securities except to the extent of her pecuniary interest therein.

The address of the principal business office of the Reporting Person is c/o 13-15 Victoria Road, St Peter Port, Guernsey GY1 3ZD, Channel Islands, UK.  The principal business of Alvarez-Masterton is to act as a director and provide administrative services to her client organizations.  Alvarez-Masterton is a British citizen.

During the five years prior to the date hereof, the Reporting Person has not been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On January 14, 2008, Alvarez-Masterton became a director of each of Omega GPLtd, Omega III GPLtd, Omega Management, and Sigma.

In connection with the merger of a subsidiary of the Issuer (formerly known as CancerVax Corporation) with an affiliate of Micromet AG on May 5, 2006, Omega I received 3,257,936 shares of Common Stock of the Issuer in exchange for its equity securities of Micromet AG at a fixed exchange ratio specified in the merger agreement.

On June 22, 2007, Omega III purchased 1,634,877 shares of Common Stock at a price of $2.69 per share as well as a warrant exercisable at an exercise price of $3.09 per share for up to 817,439 shares of Common Stock (the “Warrant”) at a purchase price of $0.125 for each share of Common Stock issuable upon exercise of the Warrant (the purchase of the shares of Common Stock and the Warrant being collectively referred to herein as the “Transaction”).  The Warrant became exercisable 180 days after June 22, 2007 and will remain exercisable for five years after the date on which it first becomes exercisable.  The working capital of Omega III was the source of the funds for the purchase of the securities in the Transaction.  No part of the purchase price paid by Omega III was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares.

Item 4.	Purpose of Transaction

All of the Omega I Shares and Omega III Shares (each as defined below) were acquired for investment purposes.  Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Person may dispose of or acquire additional shares or other securities of the Issuer in one or more transactions in the open market or in privately negotiated purchases or otherwise.

CUSIP No. 13738Y107

Omega III and other investors (collectively, the “PIPE Investors”) acquired an aggregate of 9,216,709 shares of Common Stock (the “PIPE Shares”) and warrants (the “Warrants”) to purchase up to an aggregate of 4,608,356 shares of Common Stock (the “Warrant Shares”) pursuant to a Securities Purchase Agreement, dated as of June 19, 2007. The Securities Purchase Agreement includes standard representations and warranties of the Issuer and the PIPE Investors, as well as additional terms and conditions, including those set forth below. The representations and warranties will survive the closing of the Transaction for a period of three years. The Issuer has agreed to indemnify the PIPE Investors and specified related parties against damages with respect to breaches of the representations, warranties and covenants of the Issuer in the Securities Purchase Agreement. The Securities Purchase Agreement may be modified, waived or amended pursuant to an instrument in writing signed by the Issuer and PIPE Investors holding at least 85% of the PIPE Shares still held by the PIPE Investors.  Each of the Warrants is exercisable as described in Item 3 above.

The Issuer’s affirmative covenants under the Securities Purchase Agreement include obligations related to listing, and maintenance of such listing, of its common stock on an eligible trading market; removing the legends on the certificates representing the shares purchased by the investors (subject to liquidated damages if such removal is delayed); providing information required by Rule 144 under the Securities Act of 1933, as amended; use of proceeds of the Transaction; reservation of sufficient shares of Common Stock for exercise of the Warrants; and restrictions on the issuance of securities.

The Issuer has agreed, pursuant to a Registration Rights Agreement dated as of June 19, 2007, to prepare and file within 30 calendar days of closing (the “Filing Date”) a registration statement with the Securities and Exchange Commission covering the resale of all of the PIPE Shares and the Warrant Shares (collectively, the “Registrable Securities”) for an offering to be made on a continuous basis pursuant to Rule 415.  The Issuer has agreed to use its best efforts to cause the registration statement to be declared effective under the Securities Act on or prior to (i) the 90th calendar day following June 19, 2007, or (ii) if the registration statement receives Commission review, the 150th calendar day after June 19, 2007 (the “Required Effective Date”). The Issuer has agreed to use its best efforts to keep such registration statement continuously effective under the Securities Act until all Registrable Securities covered by such registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144(k) (the “Effectiveness Period”).

Should an Event (as defined below) occur, then upon the occurrence of such Event, and on every monthly anniversary thereof until the applicable Event is cured, the Issuer is required to pay to each PIPE Investor an amount in cash, as partial liquidated damages and not as a penalty, equal to 1.5% of the purchase price paid by such PIPE Investor for any unregistered PIPE Shares then held (but excluding Warrant Shares); provided, however, that the total amount of such payments shall not exceed, when aggregated with all such payments paid to all PIPE Investors, 12% of the aggregate purchase price. Such payments to which a PIPE Investor shall be entitled are referred to herein as “Event Payments.” Any Event Payments shall apply on a prorated basis for any portion of a month prior to the cure of an Event.  In the event the Issuer fails to make Event Payments in a timely manner, such Event Payments shall bear interest at the rate of 18% per year (prorated for partial periods) until paid in full.  For such purposes, each of the following shall constitute an "Event": (i) the registration statement is not filed on or prior to the Filing Date; (ii) the Issuer fails to request acceleration of effectiveness as required by the Registration Rights Agreement; (iii) the registration statement is not declared effective on or prior to the Required Effectiveness Date; and (iv) except as provided for in the Registration Rights Agreement, after the Effective Date, a PIPE Investor is not permitted to sell Registrable Securities under the registration statement for any reason for 10 consecutive calendar days or an aggregate of 15 calendar days in any 12-month period.  The Issuer also agreed to other customary obligations regarding registration, including matters relating to indemnification, maintenance of the registration statement and payment of expenses.

Except as set forth above, the Reporting Person does not have any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 13738Y107

(b)                                An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                 A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                 Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                   Any other material change in the Issuer’s business or corporate structure;

(g)                                Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                    A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)                                    Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Omega I is the record owner of 3,257,936 shares of Common Stock (the “Omega I Shares”).  As the sole general partner of Omega I, Omega GPLtd may be deemed to own the shares held of record by Omega I.  Omega III is the record owner of 1,634,877 shares of Common Stock (the “Omega III Shares”).  As the sole general partner of Omega III, Omega III GPLP may be deemed to own the shares held of record by Omega III.  As the sole general partner of Omega GPLP, Omega III GPLtd may be deemed to own the Omega III Shares.  As Omega GPLtd’s and Omega III GPLtd’s sole general partner, Omega Management may be deemed to own the Omega I Shares and Omega III Shares.  As Omega Management’s sole shareholder, Sigma may be deemed to own the Omega I Shares and Omega III Shares.  As a director of Omega I GPLtd, Omega III GPLtd, Omega Management and Sigma, Alvarez-Masterton may also be deemed to own the Omega I Shares and Omega III Shares.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by the Reporting Person is set forth on Line 13 of the Reporting Person’s cover sheet.  Such percentage is calculated based upon 40,754,730 shares reported to be outstanding as of November 5, 2007 in the Issuer’s most recent Form 10-Q for the quarter ended September 30, 2007, which was filed on November 8, 2007.

The Reporting Person disclaims beneficial ownership of all shares of Common Stock other than those shares which the person owns of record.

(b)                                 Regarding the number of shares as to which the person has:

(i)                                     sole power to vote or to direct the vote:  See line 7 of cover sheets.

(ii)                                  shared power to vote or to direct the vote:  See line 8 of cover sheets.

(iii)                               sole power to dispose or to direct the disposition:  See line 9 of cover sheets.

CUSIP No. 13738Y107

(iv)                              shared power to dispose or to direct the disposition:  See line 10 of cover sheets.

(c)                                  Except as set forth above, the Reporting Person has not effected any transaction in the Common Stock during the last 60 days.

(d)                                 No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Omega I Shares and Omega III Shares beneficially owned by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Omega III has entered into the Securities Purchase Agreement and the Registration Rights Agreement and has received a Warrant issued pursuant to the Securities Purchase Agreement with respect to the Transaction.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 — Securities Purchase Agreement, dated as of June 19, 2007, by and among Micromet, Inc., and the investors set forth therein and incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2007.

Exhibit 2 – Registration Rights Agreement, dated as of June 19, 2007, by and among Micromet, Inc., and the investors set forth therein and incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2007.

Exhibit 3 — Form of Common Stock Purchase Warrant, dated as of June 22, 2007, by and between Micromet, Inc. and Omega Fund III, L.P. and incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2007 and exercisable for 817,439 shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2008
Date
/s/Sharon Rose Alvarez-Masterton
Signature
Sharon Rose Alvarez-Masterton
Name/Title